Robert Charles Brighton, Jr. Shareholder Phone: 954.985.4178 Fax: 954.985.4176 Rbrighton@beckerlawyers.com Becker & Poliakoff 1 East Broward Blvd. Suite 1800 Ft. Lauderdale, FL 33301

May 21, 2024

VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street NE

Washington, DC 20549

Attention:	Mr. Jeff Kauten

Mr. Larry Spirgel

Ms. Kathryn Jacobson

Mr. Robert Littlepage

Re:	Flag Ship Acquisition Corporation

Amendment No. 6 to Registration Statement on Form S-1

File No. 333-261028

To the Reviewing Staff Members of the Commission:

On behalf of our client, Flag Ship Acquisition Corporation, a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) Amendment No. 6 to the Company’s registration statement on Form S-1 (File No. 333-261028) (the “Revised Registration Statement”) with certain updated exhibits via EDGAR to the Commission.

If the Staff has any questions regarding the information contained in the Revised Registration Statement or prospectus, please contact the undersigned at rbrighton@beckerlawyers.com or Bill Huo, Esq. at bhuo@beckerlawyers.com. You may also contact the undersigned by phone at (954) 985-4178.

Very truly yours,

By:	/s/ Robert C. Brighton, Jr.
Name:	Robert C. Brighton, Jr

cc:	Mr. Matthew Chen

Chief Executive Officer

Flag Ship Acquisition Corporation